  EXHIBIT 99.1

Northern Dynasty Reports Annual General Meeting Results

June 24, 2022, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or the “Company”) announces the voting results from its 2022 Annual General Meeting held on June 23, 2022 in Vancouver, British Columbia (the “Meeting”).

At the Meeting, a total of 215,554,654 common shares were voted, representing 40.69% of the votes attached to all outstanding common shares as of the record date. All nine nominees were elected to the Company’s Board of Directors (the “Board”).  The voting results were as follows:

Director	% of Votes For	% of Votes Withheld
Desmond Balakrishnan	55.39%	44.61%
Steven Decker	75.76%	24.24%
Robert Dickinson	71.58%	28.42%
Gordon Keep	67.07%	32.93%
Wayne Kirk	75.80%	24.20%
David Laing	67.37%	32.63%
Christian Milau	75.52%	24.48%
Kenneth Pickering	66.81%	31.19%
Ronald Thiessen	76.14%	23.86%

For the other items at the Meeting, shareholders re-appointed Deloitte LLP as the Company’s auditor and approved the Company’s amended and restated Shareholder Rights Plan Agreement.

Detailed voting results for the Meeting are available on SEDAR at www.sedar.com.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada.  Northern Dynasty's principal asset, owned through its wholly owned, Alaska-based U.S. subsidiary, the Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay.  The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Trevor Thomas

Secretary